SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: November 10, 2026

Semi-annual Securities Report

For the six months ended September 30, 2026

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On November 10, 2026, Sony Group Corporation (the “Company” or “Sony Group Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Semi-annual Securities Report (Hanki Houkokusho) for the six months ended September 30, 2026 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Semi-annual Securities Report in its entirety, and is not intended to update the information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form.

Cautionary Statement

Statements made in this Report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xv)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xvi)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I	Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months ended September 30, 2025	Six months ended September 30, 2026	Fiscal year ended March 31, 2026

Sales	5,729,522	6,267,217	12,479,620

Operating income	768,929	1,098,828	1,447,507

Income before income taxes	798,362	1,100,645	1,422,374

Net income (loss) attributable to Sony Group Corporation’s stockholders	598,877	791,764	(326,865)

Comprehensive income attributable to Sony Group Corporation’s stockholders	720,295	739,597	1,497,997

Equity attributable to Sony Group Corporation’s stockholders	7,687,602	8,550,372	8,119,011

Total assets	36,127,949	16,667,715	15,683,490

Net income (loss) attributable to Sony Group Corporation’s stockholders per share of common stock, basic (yen)	99.83	134.89	(54.70)

Net income (loss) attributable to Sony Group Corporation’s stockholders per share of common stock, diluted (yen)	99.22	134.30	(54.36)

Ratio of stockholders’ equity to total assets at end of the period (%)	21.3	51.3	51.8

Net cash provided by operating activities	471,616	655,360	1,945,617

Net cash used in investing activities	(393,971)	(607,828)	(1,970,542)

Net cash used in financing activities	(383,371)	(229,349)	(842,761)

Cash and cash equivalents at end of the period	2,667,965	2,009,334	2,208,879

Notes:

1.

Sony’s condensed semi-annual consolidated financial statements are prepared in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

2.	Share of profit (loss) of investments accounted for using the equity method is reported as a component of operating income.
3.	Ratio of stockholders’ equity to total assets is calculated by using equity attributable to the stockholders of the Company.
4.	Sony prepares condensed semi-annual consolidated financial statements. Therefore, parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2026.

As of September 30, 2026, the Company had 1,544 subsidiaries and 147 affiliated companies, of which 1,499 companies were consolidated subsidiaries (including structured entities) of the Company. The Company applied the equity accounting method for 133 associates and joint ventures.

During the six months ended September 30, 2026, Sony Financial Group Inc. (“SFGI”) was excluded from the scope of equity method application. Please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements - 6. Investments in associates and joint ventures” for details.

II	State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the SEC on June 18, 2026. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2026

https://www.sec.gov/Archives/edgar/data/0000313838/000119312526274893/d28719d20f.htm

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Effective October 1, 2025, Sony Group Corporation executed a partial spin-off of SFGI, a formerly wholly-owned subsidiary which operates the Financial Services business (the “Partial Spin-off of the Financial Services business”). As a result of the resolution of Sony Group Corporation’s Board of Directors on May 14, 2025 on a plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from the three months ended June 30, 2025, in accordance with IFRS Accounting Standards. Therefore, for net income attributable to Sony Group Corporation’s stockholders and the status of cash flows, the results for continuing operations for the six months ended September 30, 2025 are used for the purpose of comparative analysis. As net income (loss) and cash flows from discontinued operations were not recorded in the six months ended September 30, 2026 (“the current six months”), there is no difference between the figures for continuing operations and the consolidated figures for the six months ended September 30, 2026. For details of discontinued operations, please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 13. Discontinued Operations.”

All financial information is presented based on IFRS Accounting Standards. “Sales” in each business segment represents sales recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 4. Business segment information.”

Consolidated Financial Results

	(Yen in billions)
	Six months ended September 30
	2025	2026
Sales	5,729.5	6,267.2
Operating income	768.9	1,098.8
Income before income taxes	798.4	1,100.6
Net income attributable to Sony Group Corporation’s stockholders	570.5	791.8

Results for the current six months are as follows (“(+)” represents positive contributing factors while “(–)” represents negative contributing factors):

Sales: 6 trillion 267.2 billion yen (a 537.7 billion yen increase year-on-year)

•	(+) Increases in sales in the Pictures and Music segments

Operating Income: 1 trillion 98.8 billion yen (a 329.9 billion yen increase year-on-year)

•	(+) Increases in operating income in the Game & Network Services (“G&NS”), Pictures and Imaging & Sensing Solutions (“I&SS”) segments

The share of profit (loss) of investments accounted for using the equity method, recorded within operating income: Loss of 20.8 billion yen (a 17.4 billion yen increase in loss year-on-year)

•	(–) Increase in the share of loss of investments in Sony Honda Mobility Inc. in All Other

The net effect of financial income and expenses: Income of 1.8 billion yen (a 27.6 billion yen decrease in income year-on-year)

•	(–) Decrease in unrealized gains on securities, net

For details, please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 5. Financial instruments.”

Income before Income Taxes: 1 trillion 100.6 billion yen (a 302.3 billion yen increase year-on-year)

Income Taxes: 293.8 billion yen (a 76.7 billion yen increase year-on-year)

Effective Tax Rate: 26.7% (27.2% in the same period of the previous fiscal year)

The year-on-year change in the tax rate was mainly due to the following factor:

•	Increase in the proportion of income before income taxes generated in the U.S.

Net income attributable to Sony Group Corporation’s stockholders: 791.8 billion yen (a 221.3 billion yen increase year-on-year)

Operating performance by business segment for the current six months is as follows:

Game & Network Services (G&NS)

Sales: 2 trillion 145.6 billion yen, a 95.9 billion yen increase year-on-year (Impact of foreign exchange rates: +154.7 billion yen)

•	(+) Impact of foreign exchange rates
•	(+) Increase in sales from network services
•	(–) Decrease in sales of hardware due to a decrease in unit sales

Operating income: 422.1 billion yen, a 153.8 billion yen increase year-on-year (Impact of foreign exchange rates: +27.7 billion yen)

•	(+) Impact of U.S. tariff refunds
•	(+) Impact of increase in sales from network services
•	(+) Absence of impairment losses recorded against a portion of Bungie, Inc.’s intangible and other assets in the same period of the previous fiscal year (31.5 billion yen)

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Sales: 1 trillion 160.4 billion yen, a 152.7 billion yen increase year-on-year (Impact of foreign exchange rates: +76.3 billion yen)

•	(+) Impact of foreign exchange rates
•	(+) Higher revenues from streaming services in Recorded Music and Music Publishing

Operating income: 228.6 billion yen, a 20.5 billion yen increase year-on-year

•	(+) Impact of higher revenues from streaming services

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so the following analysis is on a U.S. dollar basis.

Sales: 828.8 billion yen, a 155.6 billion yen increase year-on-year (U.S. dollar basis: a 595 million increase year-on-year)

•	(+) Increase in theatrical revenues primarily due to the contribution of Spider-Man: Brand New Day in Motion Pictures
•	(–) Decrease in series deliveries in Television Productions

Operating income: 117.4 billion yen, an 84.8 billion yen increase year-on-year (U.S. dollar basis: a 515 million increase year-on-year)

•	(+) Impact of increase in sales in Motion Pictures

Entertainment, Technology & Services (ET&S)

Sales: 1 trillion 111.7 billion yen, essentially flat year-on-year (Impact of foreign exchange rates: +65.0 billion yen)

•	(+) Impact of foreign exchange rates
•	(–) Decrease in unit sales across various businesses including Imaging

Operating income: 106.7 billion yen, a 2.6 billion yen increase year-on-year (Impact of foreign exchange rates: +15.6 billion yen)

•	(+) Impact of U.S. tariff refunds

•	(–) Impact of decrease in sales in Imaging and Sound

Imaging & Sensing Solutions (I&SS)

Sales: 1 trillion 90.4 billion yen, a 67.6 billion yen increase year-on-year (Impact of foreign exchange rates: +81.5 billion yen)

•	(+) Impact of foreign exchange rates
•	(–) Decrease in sales of image sensors for mobile products
•	(–) Decrease in unit sales
•	(+) Improvement in product mix

Operating income: 276.8 billion yen, an 84.3 billion yen increase year-on-year (Impact of foreign exchange rates: +49.1 billion yen)

•	(+) Positive impact of foreign exchange rates

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 4. Business segment information.”

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 18, 2026. Although foreign exchange rates have fluctuated during the six-month period ended September 30, 2026, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2026

https://www.sec.gov/Archives/edgar/data/0000313838/000119312526274893/d28719d20f.htm

During the current six months, the average rates of the yen were 159.3 yen against the U.S. dollar and 184.3 yen against the euro, which were 13.4 yen weaker and 16.4 yen weaker year-on-year, respectively.

For the current six months, sales were 6 trillion 267.2 billion yen, an increase of 9% year-on-year, while on a constant currency basis, sales increased approximately 2% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the Note below.

For the impact of changes in foreign exchange rates on sales and operating results of each segment, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments where foreign exchange rate fluctuations had a significant impact.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the current six months. For SME and SMP in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the current six months to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. If the I&SS segment has independently entered into foreign exchange hedging transactions, the impact of such transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment.

This information is not a substitute for Sony’s condensed semi-annual consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Operating Activities: A net cash inflow of 655.4 billion yen (a 163.1 billion yen increase year-on-year)

(+) Increase in income before income taxes after taking into account non-cash adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, gain on securities, net, and share of loss of investments accounted for using the equity method, net of dividends)

(–) Increase in income taxes paid

Investing Activities: A net cash outflow of 607.8 billion yen (a 230.1 billion yen increase year-on-year)

(–) Increase in payments for purchases of businesses and other

Financing Activities: A net cash outflow of 229.3 billion yen (a 144.8 billion yen decrease year-on-year)

(+) Increase in proceeds from issuance of long-term debt

(+) Increase in capital contribution from non-controlling interests

(–) Increase in payments for purchases of treasury stock

Total outstanding balance of cash and cash equivalents accounting for the effect of fluctuations in foreign exchange rates in the Condensed Semi-annual Consolidated Statements of Financial Position as of September 30, 2026: 2 trillion 9.3 billion yen (a 199.5 billion yen decrease compared with the balance as of March 31, 2026)

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 18, 2026. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2026

https://www.sec.gov/Archives/edgar/data/0000313838/000119312526274893/d28719d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as Research and Development in the Annual Report on Form 20-F filed with the SEC on June 18, 2026.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2026

https://www.sec.gov/Archives/edgar/data/0000313838/000119312526274893/d28719d20f.htm

Research and development costs for the six months ended September 30, 2026 totaled 347.5 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 18, 2026. The changes are indicated by underlines below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2026

https://www.sec.gov/Archives/edgar/data/0000313838/000119312526274893/d28719d20f.htm

An important financial objective of Sony is to maintain the strength of its financial condition, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans. Sony Group Corporation, Sony Global Treasury Services Plc (“SGTS”), a finance subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1 trillion 285.6 billion yen in total for Sony Group Corporation, SGTS and SCC as of September 30, 2026. There were no amounts outstanding under the CP programs as of September 30, 2026. In June 2026, Sony Group Corporation issued unsecured straight bonds in the total principal amount of 1 billion U.S. dollars. Sony Group Corporation used all of the proceeds of the issued bonds for general corporate purposes. If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 782.1 billion yen in unused committed lines of credit, as of September 30, 2026. Details of those committed lines of credit are: a 350.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid. Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets. However, in the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

(3) Material Contracts

There were no material contracts executed or determined to be executed during the six months ended September 30, 2026.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 18, 2026. This disclosure does not correspond to or update Item 10.C of the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2026

https://www.sec.gov/Archives/edgar/data/0000313838/000119312526274893/d28719d20f.htm

III	Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	18,000,000,000
Total	18,000,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the Semi-annual period (September 30, 2026)	As of the filing date of the Semi-annual Securities Report (November 10, 2026)
Common stock	5,965,316,326	5,965,316,326	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).

Total	5,965,316,326	5,965,316,326	—	—

Note:	The Company’s shares of common stock are listed on the Prime Market of the Tokyo Stock Exchange in Japan.

ii) Stock Acquisition Rights (“SARs”)

① Description of Stock Options

Not applicable.

② Other Stock Acquisition Rights

Not applicable.

 Note for readers of this English translation:

The above means that there was no issuance of SARs during the six months ended September 30, 2026.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From April 1 to September 30, 2026 *	(184,494)	5,965,316	—	881,357	—	—

Note:

*	The decrease in the total number of shares issued is due to the cancellation of treasury stock as of May 29, 2026.

v) Status of Major Shareholders

(As of September 30, 2026)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
The Master Trust Bank of Japan, Ltd. (Trust account) *1	Akasaka Intercity Air, 1-8-1, Akasaka, Minato-ku, Tokyo	1,025,280	17.56
Moxley and Co LLC *2 (Local Custodian: MUFG Bank, Ltd.)	383 Madison Avenue, Floor 11 New York, New York 10179 U.S.A. (1-4-5, Marunouchi, Chiyoda-ku, Tokyo)	508,088	8.70
Custody Bank of Japan, Ltd. (Trust account) *1	1-8-12, Harumi, Chuo-ku, Tokyo	396,765	6.79
State Street Bank and Trust Company 505001 *3 (Local Custodian: Mizuho Bank, Ltd.)	One Congress Street, Suite 1, Boston, Massachusetts (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	186,050	3.19
Government of Norway (Local Custodian: Citibank, N.A., Tokyo Branch)	Bankplassen 2, 0107 Oslo 1 Oslo 0107 NO (6-27-30, Shinjuku, Shinjuku-ku, Tokyo)	117,906	2.02
The Chase Manhattan Bank, N.A. LondonSecs Lending Omnibus Account *3 (Local Custodian: Mizuho Bank, Ltd.)	Woolgate House, Coleman Street London EC2P 2HD, England (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	94,579	1.62
JP Morgan Chase Bank 385781 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	88,709	1.52
State Street Bank and Trust Company 505103 *3 (Local Custodian: Mizuho Bank, Ltd.)	One Congress Street, Suite 1, Boston, Massachusetts (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	61,970	1.06
BNYM As Agt/Clts Non Treaty Jasdec *3 (Local Custodian: MUFG Bank, Ltd.)	240 Greenwich Street, New York, New York 10286, U.S.A. (1-4-5, Marunouchi, Chiyoda-ku, Tokyo)	59,774	1.02
The Bank of New York Mellon 140042 *3 (Local Custodian: Mizuho Bank, Ltd.)	240 Greenwich Street, New York, NY 10286, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	58,696	1.01
Total	—	2,597,816	44.48

Notes:

*1.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*2.	Moxley and Co LLC is the nominee of JPMorgan Chase Bank, N.A. as the depositary for the American Depositary Shares of Sony Group Corporation.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America.

These shareholders are also the nominees for these investors.

4.

Sumitomo Mitsui Trust Bank, Limited filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of September 19, 2025, and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 joint holder held share certificates, etc. of the Company as of September 15, 2025 as shown in the table below. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of September 30, 2026.

Name	Number of share certificates, etc. held (Thousands)	Percentage of share certificates, etc. held (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	361,355	5.88

5.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of December 5, 2024, and reported that BlackRock Japan Co., Ltd. and 11 joint holders held share certificates, etc. of the Company as of November 29, 2024 as shown in the table below. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of September 30, 2026.

Name	Number of share certificates, etc. held (Thousands)	Percentage of share certificates, etc. held (%)
BlackRock Japan Co., Ltd. and 11 Joint Holders	532,554	8.53

6.

Nomura Asset Management Co., Ltd. filed its “Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of October 6, 2020, and reported that Nomura Asset Management Co., Ltd. and 3 joint holders held share certificates, etc. of the Company as of September 30, 2020 as shown in the table below. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of September 30, 2026.

Name	Number of share certificates, etc. held (Thousands)	Percentage of share certificates, etc. held (%)
Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,157	5.01

vi) Status of Voting Rights

1) Shares Issued

(As of September 30, 2026)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	125,470,300	—	—
Shares with full voting rights (Others)	5,837,375,000	58,373,750	—

Shares constituting less than one full unit	2,471,026	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	5,965,316,326	—	—
Total voting rights held by all shareholders	—	58,373,750	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 94,300 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 943 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of September 30, 2026)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Group Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	125,470,300	—	125,470,300	2.10
Total	—	125,470,300	—	125,470,300	2.10

 Notes:

1.

In addition to the 125,470,300 shares listed above, there are 1,500 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

2.	Upon the disposal of treasury shares due to the exercise of SARs from October 1, 2026 to October 31, 2026, the number of shares held decreased by 383,500 shares.

(2) Directors and Corporate Executive Officers

Not applicable.

IV Financial Statements

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(1) Condensed Semi-annual Consolidated Financial Statements

Condensed Semi-annual Consolidated Statements of Financial Position (Unaudited)

		Yen in millions
	Note	March 31, 2026	September 30, 2026
ASSETS
Current assets:
Cash and cash equivalents		2,208,879	2,009,334
Trade and other receivables, and contract assets		1,821,916	2,174,335
Inventories		1,227,351	1,452,548
Other financial assets	5	28,167	32,117
Other current assets		663,678	695,049
Total current assets		5,949,991	6,363,383
Non-current assets:
Investments accounted for using the equity method	6	483,709	348,952
Property, plant and equipment		1,453,805	1,389,232
Right-of-use assets		524,345	536,894
Goodwill		1,673,906	1,653,097
Content assets	7, 11	2,558,615	3,156,439
Other intangible assets	7	659,578	655,666
Deferred tax assets		560,800	547,050
Other financial assets	5	1,173,819	1,341,404
Other non-current assets		644,922	675,598
Total non-current assets		9,733,499	10,304,332
Total assets		15,683,490	16,667,715

(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Financial Position (Unaudited) (Continued)

		Yen in millions
	Note	March 31, 2026	September 30, 2026
LIABILITIES
Current liabilities:
Short-term borrowings		51,183	45,904
Lease liabilities		94,160	97,956
Current portion of long-term debt	5	166,410	165,932
Trade and other payables		2,240,566	2,331,088
Income taxes payable		196,000	238,429
Participation and residual liabilities in the Pictures segment		223,233	196,516
Contract liabilities		594,336	735,814
Other financial liabilities	5	115,785	25,652
Other current liabilities		1,350,951	1,267,220
Total current liabilities		5,032,624	5,104,511
Non-current liabilities:
Long-term debt	5, 11	824,393	1,236,034
Lease liabilities		533,523	541,024
Defined benefit liabilities		165,017	158,765
Deferred tax liabilities		211,391	240,599
Participation and residual liabilities in the Pictures segment		140,893	126,382
Other financial liabilities	5	105,827	108,062
Other non-current liabilities		156,233	148,780
Total non-current liabilities		2,137,277	2,559,646
Total liabilities		7,169,901	7,664,157
EQUITY
Sony Group Corporation’s stockholders’ equity:	8
Common stock		881,357	881,357
Additional paid-in capital		1,465,499	895,196
Retained earnings		5,294,890	6,009,810
Accumulated other comprehensive income		1,229,371	1,180,202
Treasury stock, at cost		(752,106)	(416,193)
Equity attributable to Sony Group Corporation’s stockholders		8,119,011	8,550,372
Non-controlling interests	11	394,578	453,186
Total equity		8,513,589	9,003,558
Total liabilities and equity		15,683,490	16,667,715

 The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Income (Unaudited)

		Yen in millions
		Six months ended September 30
	Note	2025	2026
Continuing operations
Sales	9	5,729,522	6,267,217
Costs and expenses:
Cost of sales		3,875,440	3,958,403
Selling, general and administrative		1,067,751	1,197,539
Other operating (income) expense, net		14,044	(8,334)
Total costs and expenses		4,957,235	5,147,608
Share of profit (loss) of investments accounted for using the equity method		(3,358)	(20,781)
Operating income		768,929	1,098,828
Financial income		79,965	45,728
Financial expenses		50,532	43,911
Income before income taxes		798,362	1,100,645
Income taxes		217,135	293,785
Net income from continuing operations		581,227	806,860

Discontinued operations
Net income from discontinued operations	13	28,425	-
Net income		609,652	806,860

Net income attributable to
Sony Group Corporation’s stockholders		598,877	791,764
Net income from continuing operations		570,452	791,764
Net income from discontinued operations		28,425	-
Non-controlling interests		10,775	15,096

		Yen
		Six months ended September 30
	Note	2025	2026
Per share data:	10
Net income attributable to Sony Group Corporation’s stockholders
– Basic		99.83	134.89
Continuing operations		95.09	134.89
Discontinued operations		4.74	-
– Diluted		99.22	134.30
Continuing operations		94.51	134.30
Discontinued operations		4.71	-

 The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Comprehensive Income (Unaudited)

		Yen in millions
		Six months ended September 30
	Note	2025	2026
Net income		609,652	806,860
Other comprehensive income, net of tax -	8
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		2,516	29,690
Remeasurement of defined benefit pension plans		6	(1,655)
Share of other comprehensive income of investments accounted for using the equity method		151	9
Other comprehensive income from discontinued operations	13	857	-
Items that may be reclassified subsequently to profit or loss
Cash flow hedges		(4,548)	(416)
Exchange differences on translating foreign operations		90,883	(104,475)
Share of other comprehensive income of investments accounted for using the equity method		758	24,493
Other comprehensive income from discontinued operations	13	30,112	-
Total other comprehensive income, net of tax		120,735	(52,354)
Comprehensive income		730,387	754,506

Total comprehensive income
Comprehensive income from continuing operations		670,993	754,506
Comprehensive income from discontinued operations	13	59,394	-

Comprehensive income attributable to
Sony Group Corporation’s stockholders		720,295	739,597
Comprehensive income from continuing operations		660,901	739,597
Comprehensive income from discontinued operations	13	59,394	-
Non-controlling interests		10,092	14,909

 The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Non-controlling interests	Total equity
Balance at April 1, 2025		881,357	1,483,527	6,678,168	(566,447)	-	(296,860)	8,179,745	330,406	8,510,151
Comprehensive income:
Net income				598,877				598,877	10,775	609,652
Other comprehensive income, net of tax	8				56,155	65,263		121,418	(683)	120,735
Total comprehensive income				598,877	56,155	65,263		720,295	10,092	730,387
Transfer to retained earnings				754	(824)	70		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions			1,364				26,897	28,261		28,261
Compensation expenses related to stock-based compensation transactions			8,112					8,112		8,112
Dividends declared				(60,250)				(60,250)	(19,032)	(79,282)
Dividends in kind				(955,700)				(955,700)		(955,700)
Purchase of treasury stock							(219,365)	(219,365)		(219,365)
Reissuance of treasury stock			0				0	0		0
Transfer to held for distribution to owners					1,447,112	(1,447,112)		-		-
Transactions with non-controlling interests shareholders and other			(18,706)		5,210			(13,496)	(15,007)	(28,503)
Balance at September 30, 2025		881,357	1,474,297	6,261,849	941,206	(1,381,779)	(489,328)	7,687,602	306,459	7,994,061

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Non-controlling interests	Total equity
Balance at April 1, 2026		881,357	1,465,499	5,294,890	1,229,371	(752,106)	8,119,011	394,578	8,513,589
Comprehensive income:
Net income				791,764			791,764	15,096	806,860
Other comprehensive income, net of tax	8				(52,167)		(52,167)	(187)	(52,354)
Total comprehensive income				791,764	(52,167)		739,597	14,909	754,506
Transfer to retained earnings				(2,998)	2,998		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions			(3,049)			21,711	18,662		18,662
Compensation expenses related to stock-based compensation transactions			8,094				8,094		8,094
Dividends declared				(73,846)			(73,846)	(15,331)	(89,177)
Purchase of treasury stock						(263,365)	(263,365)		(263,365)
Reissuance of treasury stock			0			0	0		0
Cancellation of treasury stock			(577,567)			577,567	-		-
Transactions with non-controlling interests shareholders and other	11		2,219				2,219	59,030	61,249
Balance at September 30, 2026		881,357	895,196	6,009,810	1,180,202	(416,193)	8,550,372	453,186	9,003,558

 The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Cash Flows (Unaudited)

		Yen in millions
		Six months ended September 30
	Note	2025	2026
Cash flows from operating activities:
Income before income taxes from continuing operations		798,362	1,100,645
Adjustments to reconcile income before income taxes from continuing operations to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs		556,579	539,555
Other operating (income) expense, net		14,044	(8,334)
Gain on securities, net		(38,907)	(2,632)
Share of loss of investments accounted for using the equity method, net of dividends		10,200	32,473
Changes in assets and liabilities:
Increase in trade receivables and contract assets		(212,064)	(364,510)
Increase in inventories		(344,176)	(240,858)
Increase in content assets		(295,046)	(352,548)
Increase in trade payables		328,241	259,872
Increase (decrease) in taxes payable other than income taxes, net		(5,352)	16,544
Increase in other financial assets and other current assets		(65,172)	(43,421)
Increase (decrease) in other financial liabilities and other current liabilities		(44,184)	9,981
Income taxes paid		(89,895)	(251,954)
Other		(120,339)	(39,453)
Total net cash provided by operating activities from continuing operations		492,291	655,360
Net cash used in operating activities from discontinued operations		(20,675)	-
Net cash provided by operating activities		471,616	655,360

 (Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Cash Flows (Unaudited) (Continued)

		Yen in millions
		Six months ended September 30
	Note	2025	2026
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets		(219,879)	(277,211)
Proceeds from sales of property, plant and equipment and other intangible assets		2,516	8,478
Payments for investments and advances		(110,943)	(52,693)
Proceeds from sales or return of investments and collections of advances		8,465	13,022
Payments for purchases of businesses and other	11	(63,494)	(314,117)
Proceeds from sales of businesses		3,464	14,632
Other		2,181	61
Total net cash used in investing activities from continuing operations		(377,690)	(607,828)
Net cash used in investing activities from discontinued operations		(16,281)	-
Net cash used in investing activities		(393,971)	(607,828)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net		3,132	(5,549)
Proceeds from issuance of long-term debt		10,480	176,016
Payments of long-term debt		(36,630)	(50,831)
Payments of lease liabilities		(46,535)	(52,163)
Dividends paid		(60,209)	(73,783)
Payments for purchases of treasury stock		(219,365)	(263,365)
Capital contribution from non-controlling interests	11	-	69,074
Other		(24,991)	(28,748)
Total net cash used in financing activities from continuing operations		(374,118)	(229,349)
Net cash used in financing activities from discontinued operations		(9,253)	-
Net cash used in financing activities		(383,371)	(229,349)
Effect of exchange rate changes on cash and cash equivalents		(7,265)	(17,728)
Net decrease in cash and cash equivalents		(312,991)	(199,545)
Cash and cash equivalents at beginning of the fiscal year		2,980,956	2,208,879
Cash and cash equivalents at end of the period		2,667,965	2,009,334
Cash and cash equivalents included in assets held for distribution to owners		1,170,068	-
Cash and cash equivalents in the Condensed Semi-annual Consolidated Statements of Financial Position		1,497,897	2,009,334

 The accompanying notes are an integral part of these statements.

Index to Notes to Condensed Semi-annual Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

Notes to Condensed Semi-annual Consolidated Financial Statements (Unaudited)

Sony Group Corporation and Consolidated Subsidiaries

1.	Reporting entity

Sony Group Corporation is a public company domiciled in Japan. Sony Group Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony” or “Sony Group”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets such as network services, home gaming consoles and software, televisions, audio and video recorders and players, still and video cameras, smartphones, and image sensors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music, artists’ live performances and merchandising, the management and licensing of the words and music of songs, and the production and distribution of animation titles and game applications. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television networks and direct-to-consumer (“DTC”) streaming services.

2.	Basis of preparation

Compliance with International Financial Reporting Standards

The condensed semi-annual consolidated financial statements of Sony have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting,” as issued by the International Accounting Standards Board (“IASB”).

The condensed semi-annual consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2026, since the condensed semi-annual consolidated financial statements do not contain all the information required in the annual consolidated financial statements.

Approval of condensed semi-annual consolidated financial statements

The condensed semi-annual consolidated financial statements were approved by Hiroki Totoki, President and Chief Executive Officer and Representative Corporate Executive Officer, and Lin Tao, Chief Financial Officer and Corporate Executive Officer on November 10, 2026.

Functional currency and presentation currency

The condensed semi-annual consolidated financial statements have been presented in Japanese yen, which is the functional currency of Sony Group Corporation. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen.

Use of estimates and judgments

The preparation of the condensed semi-annual consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions. These estimates and assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed semi-annual consolidated financial statements are prepared based on the same judgments, estimates and assumptions as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2026.

Change in accounting policies

Newly adopted accounting standards and interpretations

Sony adopted the following accounting standards from the fiscal year ending March 31, 2027:

Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

In May 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7).” These amendments relate to clarifications on the classification of financial assets and the derecognition of financial liabilities, as well as disclosures for equity instruments designated at fair value through other comprehensive income, among other matters. Sony has applied these amended standards since April 1, 2026. The adoption of these standards does not have a material impact on Sony’s results of operations and financial position.

3.	Summary of material accounting policies

The condensed semi-annual consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2026. Income taxes are recognized in each interim period based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

4.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating income or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its President and Chief Executive Officer.

The Game & Network Services (“G&NS”) segment includes the production and sales of digital software and add-on content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Entertainment, Technology & Services (“ET&S”) segment includes the Imaging business, the Sound business, the Network Services business and the Displays business. The Imaging & Sensing Solutions (“I&SS”) segment includes the image sensors business. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Segment sales:

	Yen in millions
	Six months ended September 30
	2025	2026
Sales:
Game & Network Services -
Customers	1,983,242	2,103,901
Intersegment	66,462	41,682

Total	2,049,704	2,145,583
Music -
Customers	991,362	1,150,134
Intersegment	16,340	10,274

Total	1,007,702	1,160,408
Pictures -
Customers	669,502	821,806
Intersegment	3,635	6,948

Total	673,137	828,754
Entertainment, Technology & Services -
Customers	1,069,404	1,091,367
Intersegment	40,591	20,303

Total	1,109,995	1,111,670
Imaging & Sensing Solutions -
Customers	971,647	1,049,417
Intersegment	51,185	40,970

Total	1,022,832	1,090,387
All Other -
Customers	35,794	41,221
Intersegment	7,179	6,533

Total	42,973	47,754
Corporate and elimination	(176,821)	(117,339)

Consolidated total	5,729,522	6,267,217

Note: G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss):

	Yen in millions
	Six months ended September 30
	2025	2026
Operating income (loss):
Game & Network Services	268,311	422,074
Music	208,184	228,638
Pictures	32,515	117,363
Entertainment, Technology & Services	104,103	106,746
Imaging & Sensing Solutions	192,518	276,836
All Other	(7,874)	(35,154)

Total	797,757	1,116,503
Corporate and elimination	(28,828)	(17,675)

Consolidated operating income	768,929	1,098,828

Financial income	79,965	45,728
Financial expenses	(50,532)	(43,911)

Consolidated income before income taxes	798,362	1,100,645

Operating income (loss) is sales less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Other significant items:

	Yen in millions
	Six months ended September 30
	2025	2026
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	521	(188)
Music	7,214	5,934
Pictures	(600)	346
Entertainment, Technology & Services	562	1,233
Imaging & Sensing Solutions	(137)	39
All Other	(6,556)	(23,315)

Total	1,004	(15,951)
Elimination	(4,362)	(4,830)

Consolidated total	(3,358)	(20,781)

Note:

Due to an increase in the materiality of Sony’s intersegment transactions, “Elimination” is presented separately beginning from the fiscal year ended March 31, 2026. As a result of this change, results for the six months ended September 30, 2025 in the table above have also been reclassified to conform to the current presentation.

	Yen in millions
	Six months ended September 30
	2025	2026
Depreciation and amortization:
Game & Network Services	72,357	66,870
Music	63,803	68,509
Pictures	237,271	205,727
Entertainment, Technology & Services	48,826	54,605
Imaging & Sensing Solutions	130,949	131,089
All Other	1,836	1,859

Total	555,042	528,659
Corporate and elimination	1,537	10,896

Consolidated total	556,579	539,555

Sales to customers by product category:

The following table is a breakdown of sales to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Six months ended September 30
	2025	2026
Sales:
Game & Network Services
Digital Software and Add-on Content	1,060,276	1,129,117
Network Services	355,329	426,952
Hardware and Others	567,637	547,832

Total	1,983,242	2,103,901

Music
Recorded Music - Streaming	404,593	479,229
Recorded Music - Others	217,610	284,945
Music Publishing	204,464	234,644
Visual Media and Platform	164,695	151,316

Total	991,362	1,150,134

Pictures
Motion Pictures	212,414	392,756
Television Productions	224,979	167,618
Media Networks	232,109	261,432

Total	669,502	821,806

Entertainment, Technology & Services
Imaging	359,127	368,924
Sound	137,181	135,838
Network Services	92,119	97,062
Displays	237,738	237,402
Other	243,239	252,141

Total	1,069,404	1,091,367

Imaging & Sensing Solutions	971,647	1,049,417
All Other	35,794	41,221
Corporate	8,571	9,371

Consolidated total	5,729,522	6,267,217

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and DTC streaming services worldwide. In the ET&S segment, Imaging includes image and video content creation products and solutions, including interchangeable lens cameras and interchangeable lenses; Sound includes headphones and wireless speakers; Network Services includes internet-related services; Displays includes display products such as LCD and OLED televisions, as well as projectors; Other includes smartphones, home audio products and medical equipment, as well as sports officiating support and content production support services.

Geographic Information:

Sales attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
	2025	2026
Sales:
Japan	646,987	641,348
United States	1,856,933	2,119,753
Europe	1,206,051	1,340,006
China	710,728	712,451
Asia-Pacific	791,803	872,375
Other Areas	517,020	581,284

Total	5,729,522	6,267,217

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Spain and Italy
(2) Asia-Pacific:	India, South Korea, Vietnam and Oceania
(3) Other Areas:	The Middle East / Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales with any single major external customer for the six months ended September 30, 2025 and 2026.

5.	Financial instruments

(1)	Financial instruments measured at fair value on a recurring basis

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Debt instruments and equity instruments

Where quoted prices of financial instruments are available in an active market, these instruments are classified in Level 1 of the fair value hierarchy. Level 1 financial instruments include exchange-traded equity instruments. Level 2 financial instruments include financial instruments with quoted prices that are not traded as actively as exchange-traded instruments. In certain cases where there is limited activity or less transparency around inputs to the valuation, these instruments are classified within Level 3 of the fair value hierarchy. Level 3 financial instruments primarily include certain private equity investments and investment funds, which are not classified within Level 1 or Level 2. Sony estimates the fair value for private equity investments primarily by using comparable company analysis and discounted cash flow method. The price book-value ratio and price earnings ratio of comparable companies, as well as cost of capital and EBITDA multiples for the terminal value used in discounted cash flow method, are primarily used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as the price book-value ratio and price earnings ratio of comparable companies rise (decline). In addition, the fair value increases (decreases) as the cost of capital declines (rises) and EBITDA multiples rise (decline), both of which are used in discounted cash flow method. Sony estimates the fair value of investment funds primarily by using the net asset value. For validating the fair values of Level 3 financial instruments, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using models based on readily observable market parameters. Many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the fair value hierarchy. If significant unobservable inputs are used in the models, such instruments are classified within Level 3.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2026 and September 30, 2026 is as follows:

	Yen in millions
	March 31, 2026
					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial assets (Current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	-	-	170	170	-	170
Foreign corporate bonds	-	-	6,601	6,601	-	6,601
Investment funds	-	-	16,646	16,646	-	16,646
Equity securities	446,932	8,547	15,029	470,508	-	470,508
Derivative assets
Interest rate contracts	-	20,982	-	20,982	-	20,982
Foreign exchange contracts	-	6,972	-	6,972	6,972	-
Financial assets required to be measured at FVOCI
Debt securities
Foreign government bonds	-	158	-	158	-	158
Financial assets designated to be measured at FVOCI
Equity securities	148,537	-	318,952	467,489	-	467,489

Total assets	595,469	36,659	357,398	989,526	6,972	982,554

					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Foreign exchange contracts	-	14,553	-	14,553	14,553	-
Equity contracts	-	-	55,663	55,663	55,663	-
Contingent consideration	-	-	16,549	16,549	9,906	6,643
Financial liabilities designated to be measured at FVPL
Other financial liabilities	-	-	78,568	78,568	35,663	42,905

Total liabilities	-	14,553	150,780	165,333	115,785	49,548

	Yen in millions
	September 30, 2026
					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial assets (Current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	-	-	670	670	-	670
Foreign corporate bonds	-	-	7,057	7,057	-	7,057
Investment funds	-	-	16,146	16,146	-	16,146
Equity securities	397,012	11,877	17,151	426,040	-	426,040
Derivative assets
Interest rate contracts	-	23,161	-	23,161	-	23,161
Foreign exchange contracts	-	7,654	-	7,654	7,654	-
Financial assets required to be measured at FVOCI
Debt securities
Foreign government bonds	-	153	-	153	-	153
Financial assets designated to be measured at FVOCI
Equity securities	360,280	-	323,587	683,867	-	683,867

Total assets	757,292	42,845	364,611	1,164,748	7,654	1,157,094

					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Foreign exchange contracts	-	11,491	-	11,491	11,491	-
Currency contracts	-	8,094	-	8,094	-	8,094
Contingent consideration	-	-	8,492	8,492	2,366	6,126
Financial liabilities designated to be measured at FVPL
Other financial liabilities	-	-	20,338	20,338	-	20,338

Total liabilities	-	19,585	28,830	48,415	13,857	34,558

Equity securities which are classified as financial assets required to be measured at FVPL mainly include foreign equity securities, and equity securities which are classified as financial assets designated to be measured at FVOCI mainly consist of Japanese equity securities. There are no transfers between Level 1 and Level 2 for the fiscal year ended March 31, 2026 or for the six months ended September 30, 2026.

Shares of Spotify Technology S.A. (“Spotify”) held by Sony are classified as equity securities required to be measured at fair value through profit or loss. The pre-tax revaluation gains (losses) of the Spotify shares owned by Sony, which reflect costs to be paid to Sony’s artists and distributed labels as well as the changes in the fair value of derivatives utilized to hedge exposure to market fluctuation risk, are included in financial income (expenses) in the condensed semi-annual consolidated statements of income. During the six months ended September 30, 2026, all derivative contracts related to Spotify shares expired, and almost all of the related liabilities were settled through the delivery of a portion of the Spotify shares held by Sony.

The valuation techniques used to measure the fair value of assets and liabilities classified as Level 3, significant unobservable inputs that have a material impact on fair value measurement, and their range are as follows:

	Valuation technique(s)	Significant unobservable inputs	Range
			March 31, 2026	September 30, 2026
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	Option pricing (Black-Scholes)	Volatility	51.1%-67.7%	-

For assets and liabilities classified as Level 3, there are no significant unobservable inputs that have a material impact on fair value measurement as of September 30, 2026.

For the above liabilities classified as Level 3, the fair value would not change significantly if one or more of the significant unobservable inputs were changed to reflect reasonably possible alternative assumptions.

The changes in fair value of Level 3 assets and liabilities for the six months ended September 30, 2025 and 2026 are as follows:

	Yen in millions
	Six months ended September 30, 2025
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3	Transfers out of Level 3 *4	Other	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	33	-	-	6	-	-	-	150	189
Foreign corporate bonds	2,849	(11)	-	46	-	-	-	-	2,884
Investment funds	66,863	(1,852)	(30)	3,363	(2,118)	-	-	-	66,226
Equity securities	9,678	158	1	1,246	(160)	-	-	-	10,923
Derivative assets
Equity contracts	2,346	(2,160)	(51)	-	-	-	-	-	135
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	6,042	74	-	-	-	-	(1,808)	-	4,308
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	111,792	4	(17,509)	-	-	-	-	-	94,287
Foreign corporate bonds	61,068	727	70	29,629	(16,921)	-	-	-	74,573
Securitized products	48,878	154	19	31,207	(4,816)	-	(12,650)	-	62,792
Financial assets designated to be measured at FVOCI
Equity securities	302,488	-	(15,513)	4,554	(1,902)	-	-	-	289,627
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	118,606	79,356	1,097	-	-	-	-	-	199,059
Contingent consideration	25,785	328	(12)	1,008	(8,715)	-	-	33	18,427
Financial liabilities designated to be measured at FVPL
Other financial liabilities	52,963	1,997	(32)	4,784	-	-	-	-	59,712

	Yen in millions
	Six months ended September 30, 2026
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3	Transfers out of Level 3 *4	Other	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	170	-	-	500	-	-	-	-	670
Foreign corporate bonds	6,601	290	-	166	-	-	-	-	7,057
Investment funds	16,646	(636)	(100)	615	(379)	-	-	-	16,146
Equity securities	15,029	(1,284)	-	3,717	(311)	-	-	-	17,151
Financial assets designated to be measured at FVOCI
Equity securities	318,952	-	(7,226)	17,662	(5,698)	-	(103)	-	323,587
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	55,663	(7,700)	(179)	-	(47,784)	-	-	-	-
Contingent consideration	16,549	(744)	(237)	265	(8,189)	-	-	848	8,492
Financial liabilities designated to be measured at FVPL
Other financial liabilities	78,568	(468)	(104)	2,200	-	-	-	(59,858)	20,338

*1	For liability items, gains are presented as negative and losses are presented as positive.
*2

Gains (losses) recognized in net income are included in other operating (income) expense, net, financial income, financial expenses and net income from discontinued operations in the condensed semi-annual consolidated statements of income. In connection with the resolution for the plan regarding the execution of a partial spin-off of Sony Financial Group Inc. (“SFGI”), a formerly wholly-owned subsidiary which operates the Financial Services business (the “Partial Spin-off of the Financial Services business”) (the “Resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business”), the Financial Services business was classified as a discontinued operation. Therefore, during the six months ended September 30, 2025, income and loss from the Financial Services business is included in net income from discontinued operations, which was previously included in financial services revenue in the condensed semi-annual consolidated statements of income.

*3

Gains (losses) recognized in other comprehensive income are included in changes in equity instruments measured at fair value through other comprehensive income, exchange differences on translating foreign operations and other comprehensive income from discontinued operations in the condensed semi-annual consolidated statements of comprehensive income. In connection with the Resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, during the six months ended September 30, 2025, other comprehensive income from the Financial Services business, which was previously included in changes in equity instruments measured at fair value through other comprehensive income and changes in debt instruments measured at fair value through other comprehensive income in the condensed semi-annual consolidated statements of comprehensive income, is included in other comprehensive income from discontinued operations.

*4

Certain financial assets were transferred from Level 3 because observable market data became available. The amount of transfers is calculated by assuming that transfers between levels occurred as of April 1 if they occur during the period from April 1 through September 30, or as of October 1 if they occur during the period from October 1 through March 31 of the following year.

The changes in unrealized gains (losses) recognized in net income for Level 3 assets and liabilities held as of September 30, 2025 and 2026 are as follows:

	Yen in millions
	Six months ended September 30
	2025	2026
Assets:
Financial assets required to be measured at FVPL
Debt securities
Foreign corporate bonds	(11)	290
Investment funds	(1,388)	(636)
Equity securities	97	(1,542)
Derivative assets
Equity contracts	(2,160)	-
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	74	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	4	-
Foreign corporate bonds	727	-
Securitized products	154	-
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	(79,356)	-
Contingent consideration	(106)	(25)
Financial liabilities designated to be measured at FVPL
Other financial liabilities	(1,997)	468

Unrealized gains (losses) recognized in net income are included in other operating (income) expense, net, financial income, financial expenses and net income from discontinued operations in the condensed semi-annual consolidated statements of income. In connection with the Resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, during the six months ended September 30, 2025, income and loss from the Financial Services business is included in net income from discontinued operations, which was previously included in financial services revenue in the condensed semi-annual consolidated statements of income.

(2)	Financial instruments measured at amortized cost

The fair values by fair value hierarchy level of certain financial instruments that are measured at amortized cost as of March 31, 2026 and September 30, 2026 are summarized as follows:

	Yen in millions
	March 31, 2026
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Liabilities:
Long-term debt including the current portion	-	962,660	1,874	964,534	990,803

Total liabilities	-	962,660	1,874	964,534	990,803

	Yen in millions
	September 30, 2026
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Liabilities:
Long-term debt including the current portion	-	1,367,839	1,814	1,369,653	1,401,966

Total liabilities	-	1,367,839	1,814	1,369,653	1,401,966

The table above does not include financial instruments measured at amortized cost whose carrying amounts approximate their fair values mainly due to their short-term nature. In addition, written put option liabilities included in other financial liabilities in the condensed semi-annual consolidated statements of financial position are not included in the table above because their carrying amounts approximate their fair values.

The fair values of long-term debt, including the current portion classified as Level 2, are estimated mainly based on discounted future cash flows using Sony’s current rates for similar liabilities.

6.	Investments in associates and joint ventures

Upon the conclusion of the Annual General Meeting of Shareholders of SFGI held on June 25, 2026, after considering factors including the composition of the board of directors of SFGI, Sony Group Corporation concluded that it no longer had significant influence over SFGI. Accordingly, during the first quarter of the fiscal year ending March 31, 2027, SFGI was excluded from the scope of equity method application, and the common stock of SFGI (“SFGI share(s)”) was reclassified from an investment in an associate to an equity instrument measured at fair value through other comprehensive income. The gain or loss resulting from the exclusion of SFGI from the scope of equity method application is not material.

7.	Impairment of non-financial assets

During the six months ended September 30, 2025, Sony recorded impairment losses of 16,071 million yen in cost of sales and 15,411 million yen in other operating (income) expense, net, related to content assets and other intangible assets, among other assets, associated with Bungie, Inc. in the G&NS segment. As a result of conducting a review of the future projections for Bungie, Inc. considering the business environment, Sony determined that sufficient future cash flows exceeding the carrying amount of the assets were not expected to be generated and therefore recognized the impairment losses. The recoverable amount of the assets was measured using value in use with a pre-tax discount rate of 16.3%.

8.	Stockholders’ equity

(1)	Dividends

Dividends whose record date falls in the six months ended September 30, 2025 and 2026, and whose effective date falls in the subsequent period are as follows:

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Source of dividends	Dividends per share (Yen)	Record date	Effective date
Board of Directors November 11, 2025	Common stock	74,714	Retained earnings	12.50	September 30, 2025	December 5, 2025
Board of Directors November 5, 2026	Common stock	102,197	Retained earnings	17.50	September 30, 2026	December 4, 2026

(2)	Supplemental comprehensive income information

Changes in accumulated other comprehensive income, net of tax, by component for the six months ended September 30, 2025 and 2026 are as follows:

	Yen in millions
	Balance at April 1, 2025	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Transactions with non-controlling interests shareholders and other	Transfer to held for distribution to owners	Balance at September 30, 2025
Changes in equity instruments measured at fair value through other comprehensive income *	(58,315)	2,716	(857)	-	4,747	(51,709)
Changes in debt instruments measured at fair value through other comprehensive income *	(1,346,306)	(262,844)	-	-	1,609,300	150
Cash flow hedges	15,470	(4,548)	-	-	-	10,922
Remeasurement of defined benefit pension plans *	-	(30)	30	-	-	-
Exchange differences on translating foreign operations	873,514	91,565	-	5,210	-	970,289
Insurance finance income (expenses) *	(60,685)	228,593	-	-	(167,908)	-
Share of other comprehensive income of investments accounted for using the equity method	10,642	909	3	-	-	11,554
Other *	(767)	(206)	-	-	973	-

Total	(566,447)	56,155	(824)	5,210	1,447,112	941,206

*	Some or all of the amounts are included in other comprehensive income from discontinued operations. For further information on discontinued operations, refer to Note 13.

	Yen in millions
	Balance at April 1, 2026	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at September 30, 2026
Changes in equity instruments measured at fair value through other comprehensive income	(74,860)	29,690	1,594	(43,576)
Changes in debt instruments measured at fair value through other comprehensive income	150	-	-	150
Cash flow hedges	12,086	(416)	-	11,670
Remeasurement of defined benefit pension plans	-	(1,655)	1,655	-
Exchange differences on translating foreign operations	1,302,422	(104,288)	-	1,198,134
Share of other comprehensive income of investments accounted for using the equity method	(10,427)	24,502	(251)	13,824

Total	1,229,371	(52,167)	2,998	1,180,202

9.	Revenue

For the breakdown of sales by segments, product categories and geographies, refer to Note 4.

10.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the six months ended September 30, 2025 and 2026 is as follows:

	Yen in millions
	Six months ended September 30

	2025	2026
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	598,877	791,764
Continuing operations	570,452	791,764
Discontinued operations	28,425	-

	Thousands of shares
	Six months ended September 30

	2025	2026
Weighted-average shares outstanding for basic EPS computation	5,999,085	5,869,913
Effect of dilutive securities:
Stock options	26,036	17,314
Restricted stock units	10,667	8,078

Weighted-average shares for diluted EPS computation	6,035,788	5,895,305

	Yen
	Six months ended September 30

	2025	2026
Basic EPS	99.83	134.89
Continuing operations	95.09	134.89
Discontinued operations	4.74	-

Diluted EPS	99.22	134.30
Continuing operations	94.51	134.30
Discontinued operations	4.71	-

There were no potential shares excluded from the calculation of diluted EPS for the six months ended September 30, 2025. Potential shares of common stock which were excluded from the computation of diluted EPS for the six months ended September 30, 2026 were 10,009 thousand shares, which consisted of stock options.

11.	Supplemental cash flow information

On July 15, 2026, a consolidated subsidiary of Sony in the Music segment completed the acquisition of 100% of the equity interests in a company that owns certain music assets and other assets. Sony consolidated the company and the acquisition was accounted for as an acquisition of a group of assets that does not constitute a business. The total cash consideration for the transaction was 256,381 million yen, of which 239,866 million yen, after deducting cash and cash equivalents held by the company, was reflected in cash flows from investing activities as “Payments for purchases of businesses and other.” As a result of the transaction, Sony recognized 542,652 million yen of content assets (music catalogs) and 308,721 million yen of long-term debt secured by those assets. In addition, as part of the transaction, Sony received a cash contribution from a third party and recognized 66,302 million yen of non-controlling interests.

12.	Purchase commitments, contingent liabilities and other

(1)	Purchase commitments

Purchase commitments for property, plant and equipment and intangible assets (excluding content assets) as of March 31, 2026 and September 30, 2026 amounted to 84,969 million yen and 185,127 million yen, respectively.

In addition to the above, Sony has purchase commitments for goods and services. There are no purchase commitments that are individually material to Sony, except for the following.

Purchase commitments in the G&NS segment as of March 31, 2026 and September 30, 2026 amounted to 33,691 million yen and 27,947 million yen, respectively. The major components are long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within 3 years from the end of each period.

Purchase commitments in the Music segment as of March 31, 2026 and September 30, 2026 amounted to 342,183 million yen and 334,090 million yen, respectively. The major components are contracts with recording artists, songwriters and production and sales companies of music software and videos for the future production, distribution and/or licensing of music products. These contracts cover various periods mainly within 4 years from the end of each period.

Purchase commitments in the Pictures segment as of March 31, 2026 and September 30, 2026 amounted to 184,667 million yen and 155,604 million yen, respectively. The major components are agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within 3 years from the end of each period.

Sony has entered into purchase contracts for materials. As of March 31, 2026 and September 30, 2026, Sony has committed to make payments of 78,058 million yen and 49,595 million yen, respectively, under such contracts.

Sony has entered into long-term contracts for the use of certain IT services. As of March 31, 2026 and September 30, 2026, Sony has committed to make payments of 217,792 million yen and 252,305 million yen, respectively, under such contracts.

(2)	Litigation

Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(3)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2026 and September 30, 2026 amounted to 4,073 million yen and 3,349 million yen, respectively.

13.	Discontinued operations

At a meeting of Sony Group Corporation’s Board of Directors held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of the Partial Spin-off of the Financial Services business. Consequently, Sony Group Corporation determined that the distribution of SFGI shares was highly probable and the Financial Services business was classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” during the first quarter of the fiscal year ended March 31, 2026. As a result, from the first quarter of the fiscal year ended March 31, 2026, in the condensed semi-annual consolidated statements of income, condensed semi-annual consolidated statements of comprehensive income and condensed semi-annual consolidated statements of cash flows; revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, are separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively.

Subsequently, Sony Group Corporation executed the Partial Spin-off of the Financial Services business effective October 1, 2025.

Results of discontinued operations

	Yen in millions
	Six months ended September 30
	2025	2026
Financial services revenue	678,023	-
Financial services expenses	640,811	-
Other income (expenses), net	(237)	-

Income before income taxes from discontinued operations	36,975	-

Income taxes	8,550	-
Net income from discontinued operations	28,425	-

Other comprehensive income, net of tax, from discontinued operations	30,969	-
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	963	-
Remeasurement of defined benefit pension plans	(106)	-
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(293,622)	-
Insurance finance income (expenses)	323,982	-
Others	(248)	-

Comprehensive income from discontinued operations	59,394	-

(2) Other Information

i) Dividends declared

A year-end cash dividend

A year-end cash dividend for Sony Group Corporation’s common stock was approved at the Board meeting held on May 8, 2026 as follows:

1. Total amount of year-end cash dividends:

73,846 million yen

2. Amount of year-end cash dividends per share:

12.50 yen

3. Payment date:

June 1, 2026

Note:

Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Group Corporation’s register of shareholders as of the end of March 31, 2026.

An interim cash dividend

An interim cash dividend for Sony Group Corporation’s common stock was approved at the Board meeting held on November 5, 2026 as follows:

1. Total amount of interim cash dividends:

102,197 million yen

2. Amount of interim cash dividends per share:

17.50 yen

3. Payment date:

December 4, 2026

Note:

Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Group Corporation’s register of shareholders as of the end of September 30, 2026.

ii) Litigation

For the legal proceedings, refer to “IV Financial Statements - Notes to Condensed Semi-annual Consolidated Financial Statements - 12. Purchase commitments, contingent liabilities and other.”